UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

FORM 8-K

CURRENT REPORT
Pursuant to Section 13 or 15(d) of the
Securities Exchange Act of 1934

Date of report (Date of earliest event reported):  September 11, 2015

Commission File Number:  000-52369

FitLife Brands, Inc.
(Exact name of small business issuer as specified in its charter)

Nevada
(State or other jurisdiction of incorporation or organization)
20-3464383
(IRS Employer Identification No.)

4509 S. 143rd Street, Suite 1, Omaha, Nebraska 68137
(Address of principal executive offices)

402-333-5260
(Registrant's Telephone number)

Not Applicable
(Former Name or Former Address, if Changed Since Last Report)

Copies to:
Daniel W. Rumsey
Disclosure Law Group
600 West Broadway
Suite 700
San Diego, CA, 92101
619-795-1134
619-331-2101
drumsey@disclosurelawgroup.com

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions (see General Instruction A.2. below):

[ x ] Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

[ ] Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

[ ] Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

[ ] Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Item 8.01 Other Events.

On September 11, 2015, FitLife Brands, Inc. (the "Company") loaned iSatori, Inc. ("iSatori") $750,000 pursuant to a Demand Promissory Note ("Note"), due and payable on demand after October 15, 2015, the proceeds from which are to be used by iSatori for the payment, in the ordinary course of business, of payroll and accounts payable. The Note bears interest at a rate of 2% per annum, which interest rate increases to 12% if the Note is not paid in full on or before six months after the date of the Note, or in the event of an uncured default under the terms of the Note.

As security for the payment of the Note when due, Stephen Adele and Stephen Adele Enterprises, Inc. (together, the "Grantor") granted to the Company a first priority security interest in all shares of iSatori common stock held by Grantor, under the terms of a Security Agreement, dated September 11, 2015.

In connection with the execution of the Note, iSatori agreed to establish certain reserves and write-offs totaling approximately $1.8 million, which write-offs are currently anticipated to result in a reduction of the exchange ratio under the terms of the Merger Agreement, dated May 18, 2015 executed by iSatori and the Company in connection with the previously announced merger of iSatori with the Company. In addition, iSatori agreed to certain negative covenants, including not making any payments in excess of $5,000.00 without the consent of the Company, other than standard payroll payments consistent with past practices.

Item 9.01 Financial Statements and Exhibits.

See Exhibit Index.

Disclaimer.

The foregoing descriptions of the Note and Security Agreement do not purport to be complete, and are qualified in their entirety by reference to the form of Note and Security Agreement, attached hereto as Exhibits 10.1 and 10.2, respectively, and are incorporated by reference herein.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

FitLife Brands, Inc.

Date:   September 11, 2015
By:	/s/ Michael Abrams

Name: Michael Abrams
Title: Chief Financial Officer

Exhibit Index

Exhibit No.	Description
EX-10.1	Promissory Note
EX-10.2	Security Agreement